September 18, 2012

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Sonus Networks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 24, 2012

File No. 0001-34115

Dear Ms. Collins:

On behalf of Sonus Networks, Inc. (“Sonus” or the “Company”), I hereby submit Sonus’ response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of comment, dated September 5, 2012, with respect to the above-referenced report filed under the Securities Exchange Act of 1934, as amended.

For the convenience of the Staff, the comments are included and followed by Sonus’ response.  References in this letter to “we” and “our” refer to Sonus, unless the context indicates otherwise.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business, page 3

1.     Please confirm in future filings that you will provide quantitative disclosure of backlog orders believed to be firm for the preceding two years, as required by Item 101(c)(1)(viii), or advise why such disclosure is not material.

Response

In future filings, the Company will provide quantitative disclosure of backlog orders believed to be firm for the preceding two years, as required by Item 101(c)(1)(viii).

2.     We note that your products are manufactured by a single source manufacturer.  In light of your disclosures that you may be subject to supply disruptions because of this arrangement on pages 23 and 71, please advise us whether you have any material agreements that are required to be filed under Item 601(b)(10) of Regulation S-K.  If so, please confirm you will file such agreements with your next periodic report and describe the material terms of such agreement in future filings.

Response

The Company acknowledges the Staff’s comment and respectfully submits that, for the reasons described below, the Company’s contract with its manufacturer does not constitute a material contract required to be described in accordance with Item 601(b)(10) of Regulation S-K.

In reaching this conclusion, we have determined that our contract with the manufacturer referenced in our Annual Report on Form 10-K for the year ended December 31, 2011 (the “Primary Manufacturer”) is of the sort that is made in the ordinary course of our business. We have routinely entered into agreements with manufacturers to assemble our products or prototypes of our future products through purchase orders.  The services provided to the Company pursuant to our contract with the Primary Manufacturer are not unique and are fungible between other manufacturers.  The single-source and limited source manufacturing contracts are of a nature that ordinarily accompanies the type of business we conduct.

The contract with our Primary Manufacturer is a master agreement that simply establishes certain standard terms and conditions between the Company and the Primary Manufacturer, such as payment terms, under which the Company’s products may be manufactured.  The Company places orders with the Primary Manufacturer through individual purchase orders, none of which are material.  The master agreement does not obligate us to manufacture any of our products with this manufacturer nor does it contain any commitment for us to purchase any minimum level of products from the Primary Manufacturer.  As a result, agreements that are entered into in the ordinary course of business, such as purchase orders or similar agreements containing standard terms, upon which the Company’s business is not substantially dependent are not “material contracts” within the scope of Item 601(b)(10) of Regulation S-K.

We have also determined that the contract with our Primary Manufacturer is not material such that we are substantially dependent upon this individual contract.  This is not an exclusive contract and we have the ability to manufacture our products from alternative manufacturing sources.  In 2009, we switched from one single source manufacturer with whom we did not have a master contract to another single source manufacturer with whom we also did not have a master contract. In 2011, we switched from that single source manufacturer to our Primary Manufacturer.  We did not experience any supply disruptions during either of these transitions.

*              *              *              *              *              *              *

As requested in the Staff’s letter, we acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you would like to discuss this response to the Staff’s comments or any other matter, please contact me at (978) 614-8100.

Sincerely,

SONUS NETWORKS, INC.

By:	/s/ Maurice Castonguay
Maurice Castonguay
Senior Vice President and Chief
Financial Officer

cc:           Jeffrey M. Snider, Senior Vice President, Chief Administrative Officer and General Counsel

Jonathan Wolfman, Wilmer Cutler Pickering Hale and Dorr LLP

Jay Bothwick, Wilmer Cutler Pickering Hale and Dorr LLP